UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

August 16, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #3 to

       Registration Statement on Form S-1

       Filed on: August 8, 2011

       File No. 333 -174334

Dear Ms. Kim:

This letter shall serve as the request of Umax Group Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Friday, August 19, 2011, 9:00 AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

UMAX GROUP CORP.

By:	/s/	Rafal Lewandowski
	Name:	Rafal Lewandowski
	Title:	President, Treasurer and Director
(Principal Executive, Financial and Accounting Officer)

By:	/s/	Ekaterina Goldfinger
	Name:	Ekaterina Goldfinger
	Title:	Secretary